Exhibit 99.5

INSTALMENT RECEIPT NOTICE

TO:

CDS CLEARING AND DEPOSITORY SERVICES INC. (the “Registered Holder”), as registered holder of the instalment receipts (the “Instalment Receipts”) evidencing the 4.00% convertible unsecured debentures due September 30, 2027 (the “Debentures”) of Hydro One Limited (the “Company”)

RE:	Trust Indenture dated August 9, 2017 between the Company and Computershare Trust Company of Canada (the “Custodian”) with respect to the Debentures (the “Indenture”)

AND RE:

Instalment Receipt and Pledge Agreement dated August 9, 2017 between the Company, 2587264 Ontario Inc. (the “Selling Debentureholder”) and certain underwriters party thereto (the “Instalment Receipt and Pledge Agreement”) with respect to Instalment Receipts (CUSIP/ISIN:448811AB5/CA448811AB58)

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Instalment Receipt and Pledge Agreement.

Notice is hereby given pursuant to Section 6.2 of the Instalment Receipt and Pledge Agreement of the following:

(a)

On January 23, 2019, the Acquisition Agreement was terminated in accordance with its terms and a Mandatory Redemption Event (as defined in the Indenture) has thereby occurred under the Indenture and a Mandatory Redemption Event Notice (as defined in the Indenture) delivered to Computershare thereunder. A copy of the Mandatory Redemption Event Notice is attached hereto as Schedule A.

(b)	The Redemption Date in respect of the Debentures is February 8, 2019 (the “Redemption Date”).

(c)

On the Redemption Date, the Company will redeem the aggregate principal amount of $1,540,000,000 of Debentures (CUSIP/ISIN: 448811AA7/CA448811AA75), representing all of the aggregate principal amount of Debentures outstanding.

(d)

In full repayment and satisfaction of the principal amount of the Related Debentures in respect of which Instalment Receipts are outstanding as of the Redemption Date, on the Redemption Date, the Company will: (i) pay or cause to be paid to the Selling Debentureholder, on behalf of the Registered Holder thereof, the sum of $667 per $1,000 principal amount of Related Debentures (being $1,027,180,000 in aggregate) in satisfaction of the Final Instalment owing to the Selling Debentureholder in respect of the Related Debentures; and (ii) will deposit or cause to be deposited with the Custodian, the balance of $519,401,917.81, being the sum of $333 per $1,000 principal amount of Related Debentures (being $512,820,000 in aggregate) together with all interest accrued and unpaid on the Related Debentures to but excluding the Redemption Date (being $6,581,917.81 in aggregate, or approximately $4.273973 per $1,000 principal amount of Related Debentures). The Custodian shall pay or cause to be paid to the Registered Holder, upon surrender of Instalment Receipt Certificate(s) at its office located at 100 University Ave. 8th Floor, Toronto, ON M5J2Y1, the amounts to which it is entitled.

(e)	From and after the Redemption Date, the Registered Holder of Instalment Receipts shall have no interest in the Related Debentures and no Payment Obligation in respect thereof shall remain outstanding.

[Signature page follows]

DATED January 23, 2019.

HYDRO ONE LIMITED

By:	“Chris Lopez”
Name: Chris Lopez
Title: Acting CFO

Instalment Receipt Redemption Notice

SCHEDULE A

Mandatory Redemption Event Notice

See attached.

Instalment Receipt Redemption Notice

MANDATORY REDEMPTION EVENT NOTICE

TO:

COMPUTERSHARE TRUST COMPANY OF CANADA (“Computershare”), as trustee and registered holder of the 4.00% convertible unsecured debentures due September 30, 2027 (the “Debentures”) of Hydro One Limited (the “Company”)

AND TO:	THE TORONTO STOCK EXCHANGE

RE:	Trust Indenture dated August 9, 2017 between the Company and Computershare with respect to the Debentures (the “Indenture”)

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Indenture.

Notice is hereby given pursuant to Section 4.5(b) and Section 4.8 of the Indenture of the following:

(a)	On January 23, 2019, the Acquisition Agreement was terminated in accordance with its terms and a Mandatory Redemption Event has thereby occurred under the Indenture.

(b)	The Mandatory Redemption Date shall be February 8, 2019 (the “Mandatory Redemption Date”).

(c)

On the Mandatory Redemption Date, the Company will redeem the aggregate principal amount of $1,540,000,000 of Debentures (CUSIP/ISIN: 448811AA7/CA448811AA75), representing all of the aggregate principal amount of Debentures outstanding in accordance with Section 4.5 of the Indenture upon payment of a redemption amount equal to 100% of the aggregate principal amount of Debentures outstanding, plus accrued and unpaid interest to but excluding the Mandatory Redemption Date (the “Redemption Price”).

(d)

Unless the Company fails to pay the Redemption Price pursuant to the Indenture, the Debentures will cease to be outstanding and interest upon the principal amount of Debentures will cease to accrue and be payable on the Mandatory Redemption Date in accordance with the terms of the Indenture.

(e)	The Redemption Price will be payable by the Company upon presentation and surrender of the Debentures in accordance with the terms of the Indenture at the corporate trust office of the Trustee:

Computershare Trust Company of Canada

100 University Ave., 8th Floor

Toronto, Ontario M5J 2Y1

Attention: Manager, Corporate Trust

DATED January 23, 2019.

HYDRO ONE LIMITED

By:	“Chris Lopez”
Name: Chris Lopez
Title: Acting CFO

Mandatory Redemption Event Notice